March 5, 2008
VIA EDGAR
Ms. Linda Cvrkel
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, DC 20549

Re:	Goodrich Corporation Annual Report on Form 10-K for the year ended December 31, 2007 Filed February 19, 2008 File No. 1-00892
Dear Ms. Cvrkel:
Set forth below are the responses of Goodrich Corporation to comments of the staff (the Staff) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission set forth in the comment letter dated March 3, 2008 (the Comment Letter) relating to Goodrich Corporation’s Annual Report on Form 10-K for the year ended December 31, 2007.
For your convenience, the Staff’s comments are set forth below in bold, numbered to correspond to the comment numbers used in the Comment Letter and followed by our responses thereto.
Note 1. Significant Accounting Policies
Revenue and Income Recognition
1.
We note from the disclosure in Note 1 that your revenues include amounts recognized under long-term contracts that are accounted for in accordance with the percentage of completion method of accounting. Please revise the notes to your financial statements to include all of the disclosures required by Rule 5-02.3(c) of Regulation S-X or explain why additional disclosures are not required in your financial statements.

Response:

Following is a list of the four requirements of Rule 5-02.3(c) of Regulation S-X and our response for compliance to each requirement.

If receivables include amounts due under long-term contracts, state separately in the balance sheet or in a note to the financial statements the following amounts:
(1)	Balances billed but not paid by customers under retainage provisions in contracts.

We had no receivable balances that had been billed but not paid by customers under retainage provisions in contracts.

Ms. Linda Cvrkel
March 5, 2008

(2)
Amounts representing the recognized sales value of performance and such amounts that had not been billed and were not billable to customers at the date of the balance sheet. Include a general description of the prerequisites for billing.

In Note 1 to our Form 10-K for the year ended December 31, 2007, “Significant Accounting Policies — Revenue and Income Recognition”, we disclosed the following:

Included in Accounts Receivable at December 31, 2007 and 2006, were receivable amounts under contracts in progress of $100.4 million and $90.6 million, respectively, that represent amounts earned but not billable at the respective Balance Sheet dates. These amounts become billable according to their contract terms, which usually consider the passage of time, achievement of milestones or completion of the project. Of the $100.4 million at December 31, 2007, $32.6 million is expected to be collected after December 31, 2008.

(3)
Billed or unbilled amounts representing claims or other similar items subject to uncertainty concerning their determination or ultimate realization. Include a description of the nature and status of the principal items comprising such amount.

We had no receivable balances, billed or unbilled, representing claims or other disagreements with customers subject to uncertainty concerning their determination or ultimate realization.

(4)
With respect to (1) through (3) above, also state the amounts included in each item which are expected to be collected after one year. Also state, by year, if practicable, when the amounts of retainage (see (1) above) are expected to be collected.

Refer to our responses above. We have disclosed the balance to be collected after one year for item (2).
We believe that all applicable disclosures required in our financial statements under Regulation S-X Rule 5-02.3(c) have been included in our Annual Report on Form 10-K for the year ended December 31, 2007.

Ms. Linda Cvrkel
March 5, 2008

Note 15. Income Taxes
2.
We note from the disclosure in the reconciliation of your statutory tax rate to your effective tax rate that your effective tax rate was impacted by tax settlements and other adjustments to tax reserves aggregating $145.5 million during 2006. Please tell us and revise the notes to your financial statements in future filings to explain the specific nature and timing of the events or circumstances that resulted in the $145.5 million of adjustments to your tax reserves during 2006. We may have further comment upon receipt of your response.

Response:

During 2006, we recorded adjustments aggregating $145.5 million to our income tax contingent liabilities resulting primarily from activity with the Internal Revenue Service with respect to ongoing examinations of our income tax returns. We had included the following disclosure which discusses the material elements of the adjustments in our Annual Report on Form 10-K for the year ended December 31, 2006.

In 2000, the IRS issued a statutory notice of deficiency asserting that Rohr, Inc. (Rohr), a subsidiary of the Company, was liable for $85.3 million of additional income taxes for the fiscal years ended July 31, 1986 through 1989. In 2003, the IRS issued an additional statutory notice of deficiency asserting that Rohr was liable for $23 million of additional income taxes for the fiscal years ended July 31, 1990 through 1993. The proposed assessments relate primarily to the timing of certain tax deductions and tax credits. Rohr filed petitions in the U.S. Tax Court opposing the proposed assessments. The Company previously reached a tentative settlement agreement with the IRS with regard to the proposed assessments that required further review by the Joint Committee on Taxation (JCT). On March 15, 2006, the Company received notification that the JCT approved the tentative settlement agreement entered into with the IRS. As a result of receiving the JCT notification, the Company recorded a tax benefit of approximately $74.1 million, primarily related to the reversal of tax reserves, during the year ended December 31, 2006.

There were numerous tax issues that had been raised by the IRS as part of the prior examination, including, but not limited to, transfer pricing, research and development credits, foreign tax credits, tax accounting for long-term contracts, tax accounting for inventory, tax accounting for stock options, depreciation, amortization and the proper timing for certain other deductions for income tax purposes. The IRS and the Company previously reached tentative settlement agreements on substantially all of the issues raised with respect to the prior examination cycle. Due to the amount of tax involved, certain portions of the tentative settlement agreements were required to be reviewed by the JCT. The Company received notification on April 25, 2006 that the JCT approved the tentative settlement agreement entered into with the IRS with regard to Rohr, Inc. and Subsidiaries (for the period from July, 1995 through December, 1997). As a result of receiving the JCT notification, the Company recorded a tax benefit of approximately $14.9 million, primarily related to the reversal of tax reserves, during the year ended December 31, 2006. In addition to the JCT approvals with regard to Rohr, the Company reached agreement with the IRS regarding most of the issues with respect to Coltec Industries Inc and Subsidiaries (for the period from December, 1997 through July, 1999). Consequently, the Company recorded a tax benefit of approximately $44.4 million, primarily related to the reversal of tax reserves, during the year ended December 31, 2006. During the year ended December 31, 2006, the Company reached final settlement with the IRS on substantially all of the issues relating to the Goodrich Corporation and Subsidiaries 1998-1999 examination cycle. As a result, the Company recorded a benefit of approximately $13.5 million, primarily related to the reversal of tax reserves. The Company anticipates filing a petition with the U.S. Tax Court to contest the remaining unresolved issues which involve the proper timing of certain deductions. The amount of the estimated tax liability if the IRS were to prevail is fully reserved. The Company cannot predict the timing or ultimate outcome of the remaining issues.

As requested by the Staff, we will include appropriate disclosure in future filings that describes these tax settlements and other adjustments to income tax contingent liabilities during 2006.

Ms. Linda Cvrkel
March 5, 2008

Note 16. Supplemental Balance Sheet Information
Other Comprehensive Income
3.
Given the significance of your other comprehensive income during the periods presented in your financial statements, please revise the notes to your financial statements in future filings to include disclosure of the amount of income tax expense or benefit allocated to each component of other comprehensive income. Refer to the disclosure requirements outlined in paragraph 25 of SFAS No. 130.

Response:

As requested by the Staff, we will disclose the amount of income tax expense or benefit allocated to each component of other comprehensive income in future filings, beginning with our Form 10-Q for the quarterly period ended March 31, 2008.

Other
4.
We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company’s disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response:

We acknowledge that:
•	We are responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact either me at 704-423-5571, or Toni Drda at 704-423-3466, with any questions you may have. Our fax number is 704-423-7076.
Sincerely,
/s/ Scott A. Cottrill
Scott A. Cottrill
Vice President and Controller
Principal Accounting Officer

cc:	Marshall O. Larsen Scott E. Kuechle